August 22, 2017

VIA EDGAR

Division of Corporation Finance

Mail Stop 3233

United States Securities & Exchange Commission

100 F Street North East

Washington, D.C. 20549-3561

Att: Coy Garrison - Special Counsel, Office of Real Estate and Commodities

Re:       Omagine, Inc.

Post-Effective Amendment to Form S-1

Filed July 17, 2017

File No. 333-199383

Dear Mr. Garrison:

On behalf of Omagine, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission contained in the Staff letter dated July 28, 2017 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the above referenced filing. We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the above referenced filing and has filed Post-Effective Amendment No. 7 to the Registration Statement.

General

1.	Section 10(a)(3) of the Securities Act of 1933 requires that when a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. However, we note that your initial registration statement on Form S-1 was declared effective on January 22, 2015, and that your post-effective amendment declared effective on February 13, 2017 included audited financial statements for the fiscal year ended December 31, 2015. Accordingly, it appears that the audited financial statements in your registration statement were not current from May 2017 through the present. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933 for offers and sales made under the registration statement from May 2017 through the present.

Response:

No offers or sales were made under the registration statement from May 2017 through the present.

61 Broadway | New York, NY | 10006

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

2.	We note your disclosure explaining the delays in the development of the Omagine Project caused by the CCC default and that you need to obtain replacement financing in order to continue with the Development Agreement. We further note your disclosure throughout that you expect to close a new LLC investment in July 2017, which appears to reference your discussions with two European investment funds. Please update your disclosure to provide the most recent status of your discussions and to provide the material terms of any investment transaction that you have entered into.

Response:

On August 21, 2017 the Company filed its Report on Form 10-Q for the quarterly period ended June 30, 2017 (the “2nd Quarter 10-Q”) and on August 22, 2017 the Company filed Post-Effective Amendment No. 7 to the Registration Statement which reflected the updated disclosures made in the 2nd Quarter 10-Q about the most recent status of our discussions with both RCA and one of the European funds regarding equity investments into LLC.

The updated disclosures reference (i) the previously disclosed $20 million investment obligation of the office of Royal Court Affairs (“RCA”) to Omagine LLC (“LLC”) pursuant to the Shareholder Agreement, and (ii) the delayed but continuing discussions with one of the European investment funds regarding an equity investment into LLC. The material terms of the $20 million investment transaction entered into pursuant to the Shareholder Agreement with RCA is disclosed in prior and current SEC filings and in the Shareholder Agreement previously filed as Exhibit 10.6 with the SEC. We do not yet have final agreement on the material terms of the investment transaction with the European investment fund but when and if such transaction closes, we will disclose such terms as have been then agreed.

The Company appreciates your timely consideration of this response letter and the Company’s amended filing. Please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours

/s/ Jeff Cahlon

cc:	Frank J. Drohan

61 Broadway | New York, NY | 10006

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM